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EXHIBIT  21. SUBSIDIARIES OF THE COMPANY

The following is a list of the active subsidiaries of the Company as of April 7, 2000, indicating the jurisdiction of incorporation of each and the names under which such subsidiaries conduct business.

         NAME OF BUSINESS (% ownership)                   JURISDICTION OF INCORPORATION
         ------------------------------                   -----------------------------
         Controlled Distribution Systems Inc.             Delaware

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.